Exhibit 11
Computation of Basic and Diluted Earnings Per Common Share

A. Schulman, Inc.
Computation of Basic and Diluted Earnings Per Common Share

	Year ended August 31
	2008	2007	2006
	(in thousands except share and per share data)
Net income	$18,049	$22,619	$32,662
Dividends on preferred stock	(53)	(53)	(53)

Net income applicable to common stock	$17,996	$22,566	$32,609

Number of shares on which basic earnings per share is calculated:
Average outstanding during period	26,794,923	27,032,348	29,961,580
Add — Incremental shares under stock compensation plans	302,973	337,060	432,630

Number of shares on which diluted earnings per share is calculated	27,097,896	27,369,408	30,394,210

Basic earnings per share	$0.67	$0.83	$1.09

Diluted earnings per share	$0.66	$0.82	$1.07